Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	Fiscal Year Ended					Nine Months Ended September 28, 2003
	1998	1999	2000	2001	2002
Interest expense	$66,494	$69,253	$60,037	$61,360	$71,349	$79,017
Capitalized interest	29,711	47,002	26,451	7,043	10,711	1,473
Estimated interest portion of financing cost	10,215	10,765	17,332	25,046	88,750	12,877

Fixed charges	$106,420	$127,020	$103,820	$93,449	$170,810	$93,367

Income (loss) before income taxes	$(207,429)	$73,625	$1,251,899	$(93,923)	$(1,264,603)	$(346,013)
Fixed charges	106,420	127,020	103,820	93,449	170,810	93,367
Less: interest charges capitalized	(29,711)	(47,002)	(26,451)	(7,043)	(10,711)	(1,473)
Amortization of capitalized interest	12,933	16,381	22,598	24,877	22,203	18,117

Earnings (loss)	$(117,787)	$170,024	$1,351,866	$17,360	$(1,082,301)	$(236,002)

Ratio of earnings to fixed charges	*	1.3x	13.0x	*	*

*	Earnings are inadequate to cover fixed charges in these periods. The earnings deficiency is approximately $224,000, $76,000, $1,253,000 and $329,000 in 1998, 2001, 2002 and for the nine months ended September 28, 2003, respectively.